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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             GENCOR INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    368678108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

        MARK SHEFTS, 160 SUMMIT AVENUE, MONTVALE, NJ 07645 (201) 782-0888
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                NOVEMBER 7, 2003
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


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-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

   Mark Shefts
   N/A
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  / /
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 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    PF, WC
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
    N/A
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 6. Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
 Number of                   7. Sole Voting Power
 Shares                            34,000
 Beneficially                --------------------------------------------------
 Owned by                    8. Shared Voting Power
 Each                             437,010
 Reporting                   --------------------------------------------------
 Person                      9. Sole Dispositive Power
 With                              34,000
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                  437,010
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    471,010
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Ceartain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    6.8%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN
-------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

                           Class A Common Stock

                           Gencor Industries, Inc.
                           5201 North Orange Blossom Trail
                           Orlando, FL 32810

ITEM 2.  IDENTITY AND BACKGROUND

      (a)    Name of Person Filing:
                   Mark Shefts

      (b)    Residence or business address:
                  160 Summit Avenue, Montvale, NJ 07645

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                       President, Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
                       None

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                       In June 2001 Mr. Shefts entered into a consent agreement with the Securities and Exchange Commission in connection with charges of alleged failure to supervise resulting in alleged violations of Section 7C of the Exchange Act, Regulation T of the Federal Reserve Board and Rule 10b-16 under the Exchange Act. Mr. Shefts was suspended in a supervisory capacity for three months and fined $25,000.
                       Also in June 2001 Mr. Shefts entered into a consent agreement with the National Association of Securities Dealers, Inc. in connection with charges alleging failure to establish and enforce adequate procedures and supervision to comply with the registration, communications with the public and margin requirements. Mr. Shefts was suspended in all capacities for 30 days and in a principal and supervisory capacity for 90 days, which suspension was concurrent with his SEC suspension, and was fined $50,000.

      (f)    Citizenship:
                       United States

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                       Personal Funds of $80,070 as to stock held by Mark Shefts; Personal Funds of $242,732 as to stock held by Mr. Shefts' wife, Wanda Shefts; Working Capital of $19,527.95 as to stock held by Attain Technology, Inc.; and Working Capital in the case of Domestic Securities, Inc.


ITEM 4.  PURPOSE OF TRANSACTION


                      Mr. and Mrs. Shefts and Attain Technology, Inc. purchased stock of the issuer for investment purposes. Domestic Securities, Inc. is a market maker in the stock and purchased the stock for its market making activities as well as for investment purposes.

              Describe any plans or proposals which the reporting persons may have which relate to or would result in:

             (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:
                      Mr. and/or Mrs. Shefts may purchase additional shares of the issuer's stock but have no present plans to do so. Domestic Securities, Inc. is a market maker in the issuer's stock and trades the stock actively each day.

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:

                         The issuer has proposed taking the issuer private and has issued tender offer documents to such effect. Each of Mr. and Mrs. Shefts, Attain Technology,
                         Inc. and Domestic Securities, Inc. are opposed to the tender offer because they believe that the tender offer is not in the best interests of the public shareholders.

             (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

                           None

             (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

                           None

             (e) Any material change in the present capitalization or dividend policy of the issuer:

                           None

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            (f)      Any other material change in the issuer's business or
                     corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

                           None

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

                           None

            (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

                           None

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Act:

                           None

            (j)      Any action similar to any of those enumerated above:

                           None.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


            (a) State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the
                  Act:

                  Amount beneficially owned: 471,010 shares (includes 166,492 shares owned by Mr. Shefts' wife Wanda Shefts, as to which Mr. Shefts disclaims beneficial ownership); 30,000 shares owned by Attain Technology, Inc., of which Mr. Shefts is president, a director and a 50 percent indirect beneficial owner; and 240,518 shares owned by Domestic Securities, Inc., a market maker in the issuer's stock and of which Mr. Shefts is president, a director and a 50 percent indirect beneficial owner.
                  Percent of class  6.8%

            (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:


                  Sole power to vote or to direct the vote                            34,000
                  Shared power to vote or to direct the vote                         437,010
                           Shared with the co-director of Domestic
                           Securities, Inc., Harvey Houtkin                          240,518

                           Shared with the co-director of Attain Tech-
                           nology, Inc., Harvey Houtkin                               30,000

                           Owned by Wanda Shefts, Mr. Shefts' wife                   166,492

                  Sole power to dispose or to direct the disposition of               34,000

                  Shared power to dispose or to direct the disposition of            437,010
                           Shared with the co-director of Domestic
                           Securities, Inc., Harvey Houtkin                          240,518

                           Shared with the co-director of Attain Tech-
                           nology, Inc., Harvey Houtkin                               30,000

                           Owned by Wanda Shefts, Mr. Shefts' wife                   166,492

            (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

                  All of the following transactions were effected for Domestic Securities,Inc. as a market maker on the Pink Sheets

                    DATE  TYPE     AMOUNT      PRICE
                    ----  ----     ------      -----
                  9/19/03  B          200       440.00
                  9/23/03  B        1,000     2,300.00
                  9/25/03  B          215       494.50
                  9/25/03  B        1,342     3,153.70
                  9/30/03  B        1,000     2,350.00
                  9/30/03  B          500     1,175.00
                  9/30/03  B          600     1,410.00
                  10/1/03  B           20        47.00
                  10/1/03  B          700     1,645.00
                  10/3/03  B        1,000     2,350.00
                  10/3/03  B        4,000     9,400.00
                  10/7/03  B        1,100     2,475.00
                  10/7/03  B        1,700     3,825.00
                  10/8/03  B        1,000     2,250.00
                  10/9/03  B          967     2,175,75
                  10/9/03  B        5,000    12,000.00
                  10/9/03  B          900     2,250.00
                  10/9/03  B        3,500     8,750.00
                  10/9/03  B        1,000     2,550.00
                  10/9/03  B        2,800     7,700.00
                  10/9/03  B          500     1,475.00
                  10/9/03  B          500     1,400.00
                  10/9/03  B        1,500     4,125.00
                  10/9/03  B        2,500     6,875.00
                  10/9/03  B        1,500     4,125.00
                  10/9/03  S        1,000     2,950.00
                  10/10/03 B          500     1,375.00
                  10/10/03 B          700     1,890.00
                  10/10/03 B          900     2,430.00
                  10/10/03 S        6,800    19,584.00
                  10/10/03 B        6,000    17,100.00
                  10/10/03 B        9,100    25,935.00
                  10/10/03 B          500     1,475.00
                  10/10/03 B          500     1,500.00
                  10/13/03 B        1,700     4,930.00
                  10/13/03 B          500     1,500.00
                  10/14/03 B          300       870.00
                  10/14/03 B          800     2,230.00
                  10/14/03 B          200       570.00
                  10/14/03 B        1,000     2,900.00
                  10/14/03 B        1,000     2,900.00
                  10/15/03 B        1,500     4,425.00
                  10/15/03 B        1,000     2,850.00
                  10/15/03 B          100       300.00
                  10/16/03 B        2,000     5,600.00
                  10/16/03 B        2,000     5,400.00
                  10/16/03 B          500     1,350.00
                  10/16/03 B        1,700     4,845.00
                  10/16/03 B        1,500     4,275.00
                  10/17/03 B        1,000     2,800.00
                  10/20/03 B        1,500     4,050.00
                  10/20/03 B        1,000     2,700.00
                  10/20/03 B          900     2,385.00
                  10/21/03 B        2,000     5,300.00
                  10/22/03 B        1,200     3,120.00
                  10/27/03 B          500     1,325.00
                  10/27/03 B        1,500     3,825.00
                  10/28/03 B        1,000     2,650.00
                  10/30/03 B        2,000     5,400.00
                  11/3/03  B        8,600    23,220.00
                  11/3/03  B        3,000     8,250.00
                  11/4/03  B        7,500    21,375.00
                  11/7/03  B        1,648     4,614.00
                  11/7/03  B        5,000    14,500.00
                  11/7/03  B       14,000    39,900.00
                  11/11/03 B          500     1,400.00
                  11/11/03 B          500     1,350.00
                  11/11/03 B          500     1,375.00
                  11/14/03 B        1,000     2,850.00
                  11/14/03 B        5,000    14,500.00
                  11/14/03 B        5,009    14,526.00
                  11/14/03 B          500     1,500.00
                  11/14/03 B        3,700    11,285.00
                  11/14/03 B        1,000     3,150.00
                  11/14/03 B        1,000     3,250.00
                  11/14/03 B        2,500     8,000.00
                  11/14/03 B       22,000    69,300.00
                  11/14/03 B        3,000     9,450.00
                  11/14/03 B        1,500     4,650.00
                  11/14/03 B          500     1,575.00
                  11/14/03 B          500     1,575.00
                  11/14/03 B        1,000     3,150.00
                  11/14/03 B        2,500     7,775.00
                  11/14/03 B          500     1,550.00
                  11/14/03 B        1,500     4,725.00
                  11/14/03 B        5,500    17,875.00
                  11/14/03 B        9,500    30,400.00
                  11/14/03 B          500     1,625.00
                  11/14/03 B        4,000    13,000.00
                  11/14/03 B        1,500     4,875.00
                  11/14/03 B       13,000    42,250.00
                  11/14/03 B        1,000     3,250.00
                  11/14/03 B        5,000    16,250.00
                  11/14/03 B        4,200    14,070.00
                  11/14/03 S          500     1,950.00
                  11/14/03 B        5,000    17,250.00
                  11/14/03 B        1,100     3,740.00
                  11/17/03 B        4,200    13,860.00
                  11/17/03 B        8,000    26,400.00
                  11/17/03 B        4,000    13,200.00
                  11/17/03 B        1,000     3,250.00
                  11/17/03 B        2,000     6,400.00
                  11/17/03 B        6,000    19,200.00
                  11/17/03 B        1,000     3,200.00
                  11/17/03 B        2,500     8,000.00
                  11/17/03 B       13,000    41,600.00
                  11/17/03 B        2,500     8,000.00
                  11/17/03 B        1,000     3,200.00
                  11/17/03 B        1,000     3,200.00
                  11/17/03 B        3,000     9,450.00
                  11/17/03 B        2,500     7,875.00
                  11/17/03 B        2,200     7,040.00
                  11/17/03 B        5,000    16,125.00
                  11/17/03 B        2,000     6,400.00
                  11/17/03 B          500     1,625.00
                  11/18/03 B        2,500     8,000.00
                  11/18/03 B       10,000    32,000.00
                  11/18/03 B        7,000    22,400.00
                  11/18/03 B        1,600     5,080.00
                  11/18/03 B        1,000     3,175.00
                  11/18/03 B        6,060    19,392.00
                  11/18/03 B        1,000     3,175.00
                  11/18/03 B        1,200     3,840.00

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            (d)   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five persent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  Shares owned by Domestic Securities, Inc. and Attain Technology, Inc., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Domestic, Mark Shefts and Harvey Houtkin.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

         None.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               November 20, 2003
                                      -------------------------------
                                                       Date


                                              /s/ Mark Shefts
                                      ----------------------------------
                                                 Signature